

March 9, 2021

Michael R. Smith
Chief Financial Officer
McCormick & Company, Incorporated
24 Schilling Road, Suite 1
Hunt Valley, Maryland 21031

> **Re: McCormick & Company, Incorporated**
> **Form 10-K for the Fiscal Year Ended November 30, 2020**
> **Filed January 28, 2021**
> **File No. 001-14920**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 32

1. We note that Adjusted EBITDA, net debt, and leverage ratio are financial covenants under your credit agreements. In future filings, please revise your disclosure to address the following:

   - Describe the material terms of the covenant;
   - Indicate the amount or limit required for compliance with the covenant; and
   - Disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity.

   Refer to Question 102.09 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies - Revenue Recognition, page 61

2. Please revise your discussion in future filings to clarify whether revenue from the majority of your contracts is recognized at a point in time, or if for certain contracts, revenue is recognized over time, upon satisfaction of the performance obligation. We note disclosure on page 61 that revenue is recognized "when control passes to the customer." In this regard, discuss how and when transfer of control of your products occur. Refer to ASC 606-10-25-24 and 606-10-50-12(a).

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Heather Clark at 202-551-3624 or Martin James, Senior Advisor, at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing